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                             October 22, 2020

       Madeleine Cammarata
       Chief Executive Officer
       Green Stream Holdings Inc.
       16620 Marquez Ave.
       Pacific Palisades, CA 90272

                                                        Re: Green Stream
Holdings Inc.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed September 29,
2020
                                                            File No. 000-53279

       Dear Ms. Cammarata:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2020 letter.

       Amendment No. 2 to Form 10 filed September 29, 2020

       Part I.
       Item 1. Description of Business, page 3

   1. As requested in comment 15, please revise disclosure throughout the Description of
                                                        Business to clarify
that you currently have no revenue and are not engaged in significant revenue-generating
operations at this time.
   2. We note your response to comment 17 of our letter and reissue our comment in part.
                                                        Please disclose the
significant employees of your subsidiaries in accordance with Item
                                                        401(c) of Regulation
S-K.
 Madeleine Cammarata
FirstName LastNameMadeleine    Cammarata
Green Stream  Holdings Inc.
Comapany
October 22,NameGreen
            2020       Stream Holdings Inc.
October
Page 2 22, 2020 Page 2
FirstName LastName
Key Suppliers and Contractors, page 8

3. We note your response to comment 3 of our letter. As requested in our comment, in your business section, please disclose the specific services that Dream Green Partners will provide, and describe and file any agreement with Dream Green to provide services.
Liquidity and Capital Resources, page 8

4. We note that you state that you will need to raise additional capital to support "clinical trials." Please explain what you mean by this statement.
Plan of Operation, page 8

5. We note your response to comment 2. Please file all 6 agreements in accordance with
         Item 601(b)(10) of Regulation S-K. Additionally, we note that you state that the leases are for 25 years; however, the contract that you filed indicates that the agreement is for 20 years. Further, with respect to these leases, please disclose when you anticipate completing each solar power project, the cost to build each project, and who will build each project. Please clarify whether the projects are required to be completed within a set period of time and if there is a penalty for failure to build out each project. To the extent you have entered into an agreement with another entity to build out each project, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K. Please clarify whether you have a right to renew each lease. Please clarify who will own the equipment at the end of the lease, and whether you will be required to remove the equipment.
         Additionally, please clearly explain how you intend to make money from your intended operations, in light of the fact that it appears you will be expending significant amounts in order to engage in your intended business based on your disclosure.
Item 2. Financial Information, page 27

6. We note your response to comment 4 and reissue our comment in part. Please revise here and in the business section to provide the information requested by Items 101(a)(2) and
         303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

7. We note your disclosure in the notes to your audited financial statements that suggests that certain beneficial owners and management may share voting power with a spouse. As requested in comment 6 of our letter dated May 28, 2020, please name any spouse or other person that shares voting or dispositive power with any person included in the table and describe the nature of the shared beneficial ownership. Please see Instruction 5 to Item
         403 of Regulation S-K regarding disclosure of shared beneficial ownership.
 Madeleine Cammarata
Green Stream Holdings Inc.
October 22, 2020
Page 3
Item 5. Directors and Executive Officers; Key Employees, page 30

8. We note your response to comment 5 of our letter and reissue our comment in part.
       Please provide disclosure regarding Mr. Morali and any other significant employees in accordance with Item 401(c) of Regulation S-K. Additionally, we note that your officers and directors do not have any experience in the field of solar power. Please provide risk factor disclosure to address this risk.
Consolidated Condensed Financial Statements, page F-1

9. We have reviewed your response to comment 11, and note that this comment is still applicable as these assets continue to appear on your balance sheet as of the end of your fiscal year, and the subsequent interim period ended July 31, 2020. Please clarify your disclosure to specifically describe the assets represented on your balance sheet. While your disclosure indicates that your assets consist of furniture and equipment and intangible assets, this is not consistent with your prior disclosure, nor with your prior response that these costs represent projects yet to be completed and with uncertain final costs.
General

10. We note your response to comment 18 of our letter. In response to our comment, you removed disclosure indicating that there are conflicts of interest. However, we note that you do have conflicts of interest as noted on page 20. In an appropriate place, please identify all conflicts of interests with your president or any affiliates. Please ensure that you disclose all affiliated parties and their interests and file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.
       You may contact Eric McPhee at 202-551-3693or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameMadeleine Cammarata
                                                              Division of
Corporation Finance
Comapany NameGreen Stream Holdings Inc.
                                                              Office of Real
Estate & Construction
October 22, 2020 Page 3
cc:       Peter Campitiello, Esq.
FirstName LastName